UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

ICRA Limited (“ICRA”) and CARE Ratings Limited (“CARE Ratings”) have, vide emails received by ICICI Bank Limited (the Bank) yesterday at 3:58 p.m. and 7:47 p.m. respectively, informed the Bank that they have vide press releases dated October 23, 2026, re-affirmed the credit ratings of the Bank’s Facilities/Instruments.

A copy of the press release issued by ICRA and CARE Ratings are uploaded on the website of the Bank and can be accessed at https://www.icici.bank.in/about-us/disclosures-to-stock-exchanges

Please take the above information on record

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 24, 2026	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Leadership Team